Exhibit 99.2

Dear Exodus Shareholder,

Building a resilient business requires sector dominance, and Wallet-as-a-Service embodies our commitment to a blue ocean strategy. What sets us apart is our active involvement in the development process. Wallet-as-a-Service is not just about providing software; it’s about crafting unparalleled, secure, and visually captivating wallet mainstream experiences for Web3 dApps. This is not merely a B2B revenue avenue. It’s a gateway to partnerships and distribution channels for our B2B infrastructure, our white-label Aggregator, Swap, and Fiat services.

Exodus is proud to announce our first Wallet-as a-Service deal, with Magic Eden as our first customer. We are thrilled to partner with Magic Eden to provide wallet software, as well as infrastructure access to our Fiat and Swap services.

On the regulatory front, Exodus has been proactive in preparing for the new regulations which recently took effect in the United Kingdom. Last month, the UK Financial Conduct Authority set strict guidelines regarding how financial services can be advertised. We prepared for these guidelines and worked to ensure we were in compliance before they went into effect. Unfortunately, when it comes to enforcement, the UK FCA appears to have cast a wide net for many crypto companies, utilizing the broad language of the regulations to place companies on a warning list for unauthorized firms. Exodus is one of the companies that has been named by the UK FCA on that list. Now, Exodus is invited to register with the FCA to clear everything up – but there’s currently no way for a self-custodial crypto wallet to register, because the laws are focused on asset custodians. Our best legal minds are working on this problem currently.

The most immediate impact on our U.K. customers is that Exodus Mobile is not currently available through their U.K. App Store. And we’re working to get that back for them. From a corporate perspective, our users are widely distributed globally, which includes the United Kingdom. There’s not an immediate effect on our current expected revenues, but the situation could reasonably impact our future revenues if it continues without any resolution or improvement. So this matter is something we have taken seriously in the past, and we continue to work on today.

Today, I’m excited to unveil a game-changing addition: In Q4, we’ll be introducing XO Pay, our new fiat service for the Exodus ecosystem. Before I delve into details, let’s explore why XO Pay is not just another payment solution, but a revolutionary force within Exodus. Our journey towards XO Pay began with a realization: We acknowledge that mainstream customers prioritize a frictionless experience. XO Pay is designed to provide the most frictionless experience for buying and selling crypto. We’re not just aiming for a one-click solution. We’re crafting an environment where users can easily navigate the crypto landscape with unparalleled ease. As we embark on this journey with XO Pay, we’re not just introducing a service, we’re creating a competitive advantage. XO Pay aims to exceed mainstream expectations with a phased approach to market on-ramps and integration with platforms like Apple Pay and Google Pay.

Looking ahead, XO Pay represents a strategic move aligning seamlessly with our vision of guiding the world toward an exit from the traditional financial system. It all comes down to making this easy for the mainstream. The mainstream consumer should be able to use the world of Web3 directly from their credit card or bank account, and that’s what XO Pay is going to help unlock.

Shifting gears, for those who have questions or need help – Exodus’ support team remains the industry’s most helpful, by solving any problems that arise quickly and effectively. They can act as your trusted friends in crypto and are standing by, around the clock, to support you. Please feel free to reach out! Our Support staff makes an excellent reason to share Exodus with family and friends this holiday season.

And as always, I’d like to send my heartfelt thanks to our loyal customers and investors. You have empowered yourselves, and you have supported our mission to help the world exit traditional finance.

JP Richardson
CEO and Co-Founder

Key Metrics for the Third Quarter 2023 Ended September 30, 2023 (Unaudited)

Monthly Active Users: MAUs were 741,271 as of quarter end, down 4% from the 772,839 MAUs as of June 30, 2023.

Exchange Aggregation Business: The volume processed by the exchange API Providers was approximately $0.57 billion in Q3 2023, up 3% from $0.55 billion in Q3 2022. Bitcoin, Tether (ETH Network), Tether (TRX Network), and Ethereum were the top assets traded at 27%, 14%, 13%, and 12% of volume, respectively. Dollar amount per transaction was $1,528, up 3% YoY from $1,489 per transaction in Q3 2022.

Key metrics summary
	3Q23	3Q22
Exchange volume ($ thousands)	$569,250	$550,067
Exchange transactions	372,543	369,465
$/transaction	$1,528	$1,489
Downloads	660,518	533,003

Financial Results for the Third Quarter 2023 Ended September 30, 2023 (Unaudited)

Revenue of $12.0 million for the quarter increased 8% relative to the prior year quarter. Exchange aggregation revenue of $11.2 million accounted for the majority of total revenue in the third quarter. Fiat onboarding revenue increased 440% from the prior year quarter.

Revenue by category

Revenue ($s in 000s)	Q3 2023	% of 2023 Operating Revenue	Q3 2022	% of 2022 Operating Revenue	% Y/Y change
Exchange aggregation	$11,221	93.7%	$10,796	97.8%	4%
Fiat onboarding	572	4.8%	106	1.0%	440%
Staking	168	1.4%	121	1.1%	39%
Other	19	0.1%	11	0.1%	73%
Operating Revenues	$11,980	100.0%	$11,034	100.0%	(8.6%)

Cost of Revenues was $7.7 million, an increase of 6% from the prior year. The increase reflects increased focus on software development, assisted by increased amortization expense due to capitalization of salaries related to software development. The Exodus team stood at approximately 195 full time equivalents as of September 30, 2023, a decrease from 275 as of September 30, 2022.

Cost of revenues ($s in millions)	3Q23	3Q22
Software development expense	$2.5	$2.0
User support expense	1.7	1.8
Security and wallet operations expense	2.3	2.7
Depreciation and amortization	1.2	0.8

Total cost of revenues	$7.7	$7.3
as a % of revenue	64.2%	66.4%

General and Administrative Expenses totaled $4.6 million, a decrease of 4% from the prior year. The decrease was driven by lower advertising and marketing costs of $0.8 million, partially offset by $0.6 million of increases in legal and consulting costs.

General and administrative expenses ($s in millions)	3Q23	3Q22 (restated)
General and administrative expense	$4.3	$3.7
Advertising & marketing	0.3	1.1
Depreciation	-	-

Total general and administrative expense	$4.6	$4.8
as a % of revenue	38.3%	43.6%

Adjusted EBITDA1 was $2.0 million in Q3 2023, a significant turnaround relative to Q3 2022, reflecting reduced operating expenses as a result of the Company’s disciplined spending.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

In USD millions	3Q23	3Q22 (Restated)	YTD 2023	YTD 2022 (Restated)
Net (loss) income	$(0.3)	$(0.7)	$2.4	$(18.9)
Interest income	(0.8)	(0.1)	(1.7)	(0.4)
Income tax expense (benefit)	0.2	(0.3)	1.1	(5.4)
Depreciation and amortization	1.2	0.7	3.4	1.6
EBITDA	$0.3	$(0.4)	$5.2	$(23.1)
Loss/(gain) on impairment of digital assets, net	0.3	-	(0.3)	16.5
Unrealized loss on investments	0.2	0.1	-	-
Stock-based compensation	1.2	1.2	4.7	3.6
Adjusted EBITDA	$2.0	$0.9	$9.6	$(3.0)

Cash and digital asset holdings.  We hold approximately $106.4 million in cash and digital assets and are one of few public companies that hold over 1,000 Bitcoin in corporate treasury. As of September 30, 2023 we held $56.8 million in cash, cash equivalents, USDC, and U.S. Treasury bills, as well as $44.5 million in bitcoin at market value. The table below reflects the value of certain assets both in terms of market value and book value as of September 30, 2023 and December 31, 2022.

	09/30/2023		12/31/2022
($s in 000s)	Book Value	Market Value	Book Value	Market Value
Bitcoin	$25,378	$44,527	$17,549	$22,974
Ethereum	2,022	4,229	2,022	3,031
Algorand	392	450	686	715
Sovryn	96	99	-	-
Other digital assets	130	224	45	53
Cash and cash equivalents	12,399	12,399	20,494	20,494
USDC	700	700	-	-
Treasury bills	43,725	43,725	31,981	31,981
Total	$84,842	$106,353	$72,777	$79,248

1 Non-GAAP metric. See footnotes at the end of this communication.

Q3 2023 Webcast

Exodus will host a webcast of its third quarter 2023 fiscal results beginning at 3:30PM (Eastern Time) on November 29, 2023. To access the webcast, please use this link. It will also be carried on the Company’s website www.exodus.com.

Questions for Exodus Management related to the third quarter can be submitted via e-mail at investors@exodus.com in advance of the webcast.

Forward-Looking Statements

This shareholder letter contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, and certain business metrics. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to: expectations regarding future customer adoption of Exodus for dApps, DeFi and NFTs compared to its competitors; the ongoing conflict in Ukraine, the impact of sanctions or other restrictive actions, by the United States and other countries, and the potential response by Russia thereto; difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally; unexpected or rapid changes in the growth or decline of our domestic and/or international markets; increasing competition from existing and new competitors; rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry; continued compliance with regulatory requirements; volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets; the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected; the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses; the compromise of user data for any reason; foreign operational, political and other risks relating to our operations; unexpected delays encountered during the audit process; and the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of our 2022 Form 1-K. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net income can be found above in the table captioned “Reconciliation of Net Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest expense, crypto asset borrowing costs, stock-based compensation expense, impairment, unrealized gain or loss on foreign exchange, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts.